Exhibit 99.2

STOCK PLEDGE AGREEMENT

This STOCK PLEDGE AGREEMENT, dated as of                            , 2025 (this “Agreement”), is made by and between Chi Ming LAM, whose Hong Kong Permanent Identity Card No. is P776073(A) (the “Pledgor”), in favor of Relaxandrinks Limited (the “Secured Party”), a Private Limited Company incorporated in the United Kingdom.

WHEREAS, the Pledgor is the legal and beneficial owner of 5,400,000 ordinary shares (the “Shares”), with a par value of US$0.0005 per share, of Ming Shing Group Holdings Ltd. (NASDAQ: MSW) (the “Issuer”), which is an exempted company incorporated under the laws of the Cayman Islands with its ordinary shares listed on the Nasdaq stock exchange;

Whereas, the Shares represent approximately 41.62% of the voting power of all the issued and outstanding securities of the Issuer as of the date hereof;

WHEREAS, the Secured Party has provided the Pledgor with a loan of US$1,600,000.00 on or within seven (7) Business Days from the date of this Agreement (the “Loan”). For purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

WHEREAS, the Pledgor has executed that certain Secured Promissory Note (the “Note”), dated of even date herewith, in favor of the Secured Party, whereby the Pledgor agreed to pay the Secured Party the principal sum of US$1,600,000.00 together with interest on the unpaid principal balance at the rate and on the terms provided therein (collectively, the “Note Amount”); and

Whereas, the Pledgor has agreed to pledge the Shares (the “Pledged Shares”), to the Secured Party pursuant to the terms of the Note, and to enter into this Agreement in order to secure all of the Secured Obligations (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions

(a) Unless otherwise defined herein, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

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“Event of Default” means the Pledgor fails to pay the Note Amount by the Maturity Date.

“Event of Enforcement” means the earlier to happen of (1) the Event of Default or (2) the Secured Party exercises the Special Enforcement Right pursuant to the Note.

“Maturity Date” has the meaning as ascribed to it in the Note.

“Proceeds” means “proceeds” as such term is defined in Section 9-102 of the UCC and, in any event, shall include, without limitation, all dividends or other income from the Pledged Shares, collections thereon or distributions with respect thereto.

“Transfer Agent” means Odyssey Trust Company.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the Collateral, the Uniform Commercial Code as in effect from time to time in such state.

2. Pledge. The Pledgor hereby pledges, assigns and grants to the Secured Party, and hereby creates a continuing first priority lien and security interest in favor of the Secured Party in and to all of its right, title and interest in and to the following, wherever located, whether now existing or hereafter from time to time arising or acquired (collectively, the “Collateral”) the Pledged Shares and all Proceeds thereto.

The Pledgor has, concurrently herewith, delivered to the Secured Party (i) stock certificates or electronic DRS account statements evidencing the Pledged Shares (ii) the appropriate stock power (the “Stock Power”) executed in blank in the form of Exhibit A, attached hereto, and (iii) the execution version of a Form 13D (the “Form 13D”) to be filed by the Pledgor with the U.S. Securities and Exchange Commission (the “SEC”) reporting on the entry into this Stock Pledge Agreement in favor of the Secured Party, in the form acceptable to the Secured Party.

3. Secured Obligations. The Collateral secures the due and prompt payment and performance of:

(a) the obligations of the Pledgor from time to time arising under this Agreement or otherwise with respect to the due and prompt payment of (i) any and all obligations, liabilities and indebtedness of the Pledgor to the Secured Party pursuant to the terms of the Note and (ii) all other monetary obligations, including fees, costs, attorneys’ fees and disbursements, reimbursement obligations, contract causes of action, expenses and indemnities, whether primary, secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Pledgor under or in respect of this Agreement; and

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(b) all other covenants, duties, debts, obligations and liabilities of any kind of the Pledgor under or in respect of this Agreement or any other document made, delivered or given in connection with any of the foregoing or otherwise in connection with the principal, interest or any other claims relating to the Note, in each case whether evidenced by a note or other writing, whether allowed in any bankruptcy, insolvency, receivership or other similar proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether primary, secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise (all such obligations, covenants, duties, debts, liabilities, sums and expenses set forth in Section 3 being herein collectively called the “Secured Obligations”).

4. Perfection of Pledge

(a) The Pledgor shall, from time to time, as may be required by the Secured Party with respect to all Collateral, immediately take all actions as may be requested by the Secured Party to perfect the security interest of the Secured Party in the Collateral, including, without limitation, with respect to all Collateral over which control may be obtained within the meaning of Section 8-106 of the UCC, the Pledgor shall immediately take all actions as may be requested from time to time by the Secured Party so that control of such Collateral is obtained and at all times held by the Secured Party. All of the foregoing shall be at the sole cost and expense of the Pledgor.

(b) The Pledgor hereby irrevocably authorizes the Secured Party at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Collateral, without the signature of the Pledgor where permitted by law. The Pledgor agrees to provide all information required by the Secured Party pursuant to this Section promptly to the Secured Party upon request.

(c) To the extent the pledge of the Pledged Shares is subject to, or otherwise may be perfected by, any registration, filing, approval, recording or other procedures with the U.S. Securities and Exchange Commission, the Nasdaq Stock Market, the Transfer Agent or other registration authorities or agencies of the Cayman Islands or other jurisdictions, the Pledgor shall, within the time as requested by the respective parties, complete such registration, filing, approval, recording or other procedures as requested at the sole cost and expense of the Pledgor.

5. Representations and Warranties. The Pledgor represents and warrants as follows:

(a) The Pledged Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any options to purchase or similar rights.

(b) At the time the Collateral becomes subject to the lien and security interest created by this Agreement, the Pledgor will be the sole, direct, legal and beneficial owner thereof, free and clear of any lien, security interest, encumbrance, claim, option or right of others except for the security interest created by this Agreement.

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(c) The pledge of the Collateral pursuant to this Agreement creates a valid and perfected first priority security interest in the Collateral, securing the payment and performance when due of the Secured Obligations.

(d) The Pledgor has full power, authority and legal right to pledge the Collateral pursuant to this Agreement.

(e) This Agreement has been duly executed and delivered by the Pledgor and constitutes a legal, valid and binding obligation of the Pledgor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to equitable principles (regardless of whether enforcement is sought in equity or at law).

(f) No authorization, approval, or other action by, and no notice to or filing with, any governmental authority, regulatory body or any other entity is required for the pledge by the Pledgor of the Collateral pursuant to this Agreement or for the execution and delivery of this Agreement by the Pledgor or the performance by the Pledgor of his obligations hereunder.

(g) The execution and delivery of this Agreement and the performance by the Pledgor of his obligations hereunder, will not violate any provision of any applicable law or regulation or any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, applicable to the Pledgor, as applicable, or any of their respective property, or the organizational or governing documents of the Pledgor or any agreement or instrument to which the Pledgor is party or by which he or his property is bound.

(h) No person other than the Secured Party has control or possession of all or any part of the Collateral. The Pledgor has duly executed instruments of transfer for the Pledged Shares to be transferred to the Secured Party in consideration of, and in exchange for, the Loan.

6. Dividends and Voting Rights

(a) The Secured Party agrees that unless the Event of Enforcement shall have occurred, the Pledgor may, to the extent the Pledgor has such right as a holder of the Pledged Shares, vote and give consents, ratifications and waivers with respect thereto, except to the extent that, in the Secured Party’s reasonable judgment, any such vote, consent, ratification or waiver would detract from the value thereof as Collateral or which would be inconsistent with or result in any violation of any provision of this Agreement.

(b) The Secured Party agrees that the Pledgor may, unless an Event of Enforcement shall have occurred, receive and retain all cash dividends and other distributions with respect to the Pledged Shares.

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7. Further Assurances and covenant

(a) The Pledgor shall, at its own cost and expense, defend title to the Collateral and the first priority lien and security interest of the Secured Party therein against the claim of any person claiming against or through the Pledgor and shall maintain and preserve such perfected first priority security interest for so long as this Agreement shall remain in effect.

(b) The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor shall promptly execute and deliver all further instruments and documents, obtain such agreements from third parties, and take all further action, that may be necessary or desirable, or that the Secured Party may reasonably request, in order to perfect and protect any security interest granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder or under any other agreement with respect to any Collateral.

(c) The Pledgor shall not, without providing at least 30 days’ prior written notice to the Secured Party, change its legal name or identity. The Pledgor shall, prior to any change described in the preceding sentence, take all actions reasonably requested by the Secured Party to maintain the perfection and priority of the Secured Party’s security interest in the Collateral.

(d) The Pledgor shall file the Form 13D within two (2) Business Days after the date hereof or within such other time as agreed by the Secured Party in writing.

(e) Before the Secured Obligations have been paid and performed in full, the Pledgor shall cause the Issuer (X) not to voluntarily replace the Transfer Agent, or (Y) in the event the Transfer Agent resigns or otherwise becomes unable to act as the Issuer’s transfer agent, to only replace the Transfer Agent with another transfer agent that has agreed in writing to accept the forms of the Stock Power.

8. Transfers and Other Liens. The Pledgor agrees that it will not sell, offer to sell, dispose of, convey, assign or otherwise transfer, grant any option with respect to, restrict, or grant, create, permit or suffer to exist any mortgage, pledge, lien, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever on, any of the Collateral or any interest therein except as expressly provided for herein or with the prior written consent of the Secured Party. Immediately upon the signing of this Agreement, the Pledgor agrees to notify the Transfer Agent of the pledge of the Pledged Shares and take all such actions as required under Section 4 hereof to perfect the pledge of the Pledged Shares.

9. Secured Party Appointed Attorney-in-Fact. The Pledgor hereby appoints the Secured Party the Pledgor’s attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, upon the Event of Enforcement in the Secured Party’s discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to instruct the Transfer Agent on behalf of the Pledgor to transfer the Pledged Shares to the Secured Party or any party designated by the Secured Party, to instruct the Transfer Agent to register the Secured Party or any party designated by the Secured Party as the owner of the Pledged Shares, to execute on behalf of the Pledgor, and provide to the Transfer Agent, any agreement, instrument, confirmation, verification or other documents or statements as may be requested by the Transfer Agent to effectuate the transfer of the Pledged Shares pursuant to the Secured Party’s instructions, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same (but the Secured Party shall not be obligated to and shall have no liability to the Pledgor or any third party for failure to do so or take action). Such appointment, being coupled with an interest, shall be irrevocable. The Pledgor hereby ratifies all that said attorneys-in-fact shall lawfully do or cause to be done by virtue hereof.

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10. Secured Party May Perform. If the Pledgor fails to perform any obligation contained in this Agreement, the Secured Party may itself perform, or cause performance of, such obligation for and on behalf of the Pledgor, including but not limited to the obligations set forth under Section 4 hereof, and the expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor; provided that the Secured Party shall not be required to perform or discharge any obligation of the Pledgor. The Pledgor hereby appoints the Secured Party the Pledgor’s attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, in the Secured Party’s discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Section 10.

11. Reasonable Care. The Secured Party shall have no duty with respect to the care and preservation of the Collateral beyond the exercise of reasonable care, and as further described below. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Secured Party accords its own property, it being understood that the Secured Party shall not have any responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. Nothing set forth in this Agreement, nor the exercise by the Secured Party of any of the rights and remedies hereunder, shall relieve the Pledgor from the performance of any obligation on the Pledgor’s part to be performed or observed in respect of any of the Collateral.

12. If any Event of Enforcement shall have occurred:

(a) The Secured Party may, without any other notice to or demand upon the Pledgor, assert all rights and remedies of a secured party under the UCC or other applicable law, including, without limitation, the right to take possession of, hold, collect, sell, lease, deliver, grant options to purchase or otherwise retain, liquidate or dispose of all or any portion of the Collateral. If notice prior to disposition of the Collateral or any portion thereof is necessary under applicable law, written notice mailed to the Pledgor at its notice address as provided in Section 16 hereof ten (10) days prior to the date of such disposition shall constitute reasonable notice, but notice given in any other reasonable manner shall be sufficient. So long as the sale of the Collateral is made in a commercially reasonable manner and in accordance with below, the Secured Party may sell such Collateral on such terms and to such purchaser(s) as the Secured Party in its absolute discretion may choose, without assuming any credit risk and without any obligation to advertise or give notice of any kind other than that necessary under applicable law. Without precluding any other methods of sale, the sale of the Collateral or any portion thereof shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of creditors disposing of similar property. At any sale of the Collateral, if permitted by applicable law, the Secured Party may be the purchaser, licensee, assignee or recipient of the Collateral or any part thereof and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold, assigned or licensed at such sale, to use and apply any of the Secured Obligations as a credit on account of the purchase price of the Collateral or any part thereof payable at such sale. To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Secured Party arising out of the exercise by it of any rights hereunder. The Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Secured Obligations or otherwise. At any such sale, unless prohibited by applicable law, the Secured Party or any custodian may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. Neither the Secured Party nor any custodian shall be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing, nor shall it be under any obligation to take any action whatsoever with regard thereto. The Secured Party shall not be obligated to clean-up or otherwise prepare the Collateral for sale. All cash Proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be the property of the Secured Party.

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(b) All rights of the Pledgor to (i) exercise the voting and other consensual rights it would otherwise be entitled to exercise pursuant to Section 6(a) and (ii) receive the dividends and other distributions which it would otherwise be entitled to receive and retain pursuant to Section 6(b), shall immediately cease, and all such rights shall thereupon become vested in the Secured Party, which shall have the sole right to exercise such voting and other consensual rights and receive and hold such dividends and other distributions as Collateral.

(c) If the Secured Party shall determine to exercise its rights to sell all or any of the Collateral pursuant to this Section, the Pledgor agrees that, upon request of the Secured Party, the Pledgor will, at its own expense, do or cause to be done all such acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

(d) If the proceeds for the disposal of the Pledged Shares are not sufficient to cover all the losses suffered by the Secured Party caused by the Event of Default, the Secured Party is entitled to claim for indemnification of the remaining loss from the Pledgor.

13. No Waiver and Cumulative Remedies. The Secured Party shall not by any act (except by a written instrument pursuant to Section 15), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in the Event of Enforcement. All rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

14. Security Interest Absolute. The Pledgor hereby waives demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, Collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description. All rights of the Secured Party and liens and security interests hereunder, and all Secured Obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of:

(a) any change in the time, place or manner of payment of, or in any other term of, the Secured Obligations, or any rescission, waiver, amendment or other modification of the Guaranty, this Agreement or any other agreement, including any increase in the Secured Obligations resulting from any extension of additional credit or otherwise;

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(b) any taking, exchange, substitution, release, impairment or non-perfection of any Collateral or any other collateral, or any taking, release, impairment, amendment, waiver or other modification of any guaranty, for all or any of the Secured Obligations;

(c) any manner of sale, disposition or application of proceeds of any Collateral or any other collateral or other assets to all or part of the Secured Obligations;

(d) any default, failure or delay, willful or otherwise, in the performance of the Secured Obligations;

(e) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, the Pledgor against the Secured Party; or

(f) any other circumstance (including, without limitation, any statute of limitations) or manner of administering the Note Amount or any existence of or reliance on any representation by the Secured Party that might vary the risk of the Pledgor or otherwise operate as a defense available to, or a legal or equitable discharge of, the Pledgor or any other grantor, guarantor or surety.

15. Amendments. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived, and no consent to any departure by the Pledgor therefrom shall be effective unless the same shall be in writing and signed by the Secured Party and the Pledgor, and then such amendment, modification, supplement, waiver or consent shall be effective only in the specific instance and for the specific purpose for which made or given.

16. Addresses For Notices. All notices and other communications provided for in this Agreement shall be in writing and shall be given in the manner and become effective as set forth on the signature page of this Agreement, and addressed to the respective parties at their addresses as specified on the signature pages hereof or as to either party at such other address as shall be designated by such party in a written notice to each other party.

17. Continuing Security Interest; Further Actions. This Agreement shall create a continuing first priority lien and security interest in the Collateral and shall (a) subject to Section 19, remain in full force and effect until payment and performance in full of the Secured Obligations, (b) be binding upon the Pledgor, its successors and assigns, and (c) inure to the benefit of the Secured Party and its successors, transferees and assigns; provided that the Pledgor may not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Secured Party.

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18. Termination; Release. On the date on which all Secured Obligations have been paid and performed in full, the Secured Party will, at the request and sole expense of the Pledgor, (a) duly assign, transfer and deliver to or at the direction of the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may then remain in the possession of the Secured Party, together with any monies at the time held by the Secured Party hereunder, and (b) execute and deliver to the Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement.

19. GOVERNING LAW; DISPUTE RESOLUTION; Jury Trial Waiver.

(a)	This Agreement and all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule, whether in the State of New York or any other jurisdiction, that would cause the laws of any jurisdiction other than the State of New York to apply.

(b)	THE NEW YORK STATE AND UNITED STATES FEDERAL COURTS SITTING IN NEW YORK COUNTY, NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ALL ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS Agreement, AND EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY (I) SUBMITS, FOR HIMSELF OR ITSELF AND HIS OR ITS PROPERTY, TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH ACTION OR PROCEEDING OR FOR RECOGNITION OF ANY JUDGMENT AND (II) WAIVES (A) ANY OBJECTION TO THE LAYING OF VENUE OF, AND (B) ANY DEFENSE BASED ON AN INCONVENIENT FORUM IN, ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(c)	EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS AMONG THE PARTIES HERETO RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH HIS OR ITS LEGAL COUNSEL, AND KNOWINGLY AND VOLUNTARILY WAIVES HIS OR ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH THAT LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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20. Service of Process. In addition to any method of service provided by law, the Pledgor agrees that the Secured Party may serve process on the Pledgor in any dispute arising out of or relating to this Agreement or seeking to enforce this Agreement or collect the balance due under this Agreement by sending that process to the Pledgor at the address as specified on the signature pages (or at any subsequent address that the Pledgor provides to the Secured Party as described in this paragraph) by Federal Express, DHL or another reputable overnight courier. Service of process in that manner shall be effective the day after the Secured Party sends it. The Pledgor shall provide notice in writing to the Secured Party of any change of address on or before the date that change of address takes effect. Any notice of change of address shall be sent by the Pledgor by Federal Express, DHL or another reputable overnight courier addressed to the Secured Party at the address as specified on the signature pages. The Pledgor waives all defenses to service of process, including defenses of improper or insufficient service of process, if the Pledgor is served under this provision.

21. Counterparts and Entire Agreement. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or by electronic transmission shall be as effective as delivery of a manually executed counterpart hereof. This Agreement constitutes the entire contract among the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto.

22. Invalidity. If any provision of this Agreement or application thereof is held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof will not be affected thereby, and each provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the parties hereto have executed the Stock Pledge Agreement as of the date first above written.

Chi Ming LAM, as Pledgor

By:
Name:	Chi Ming LAM Address for notices: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong

Witnessed:

By:
Name:

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IN WITNESS WHEREOF, the parties hereto have executed the Stock Pledge Agreement as of the date first above written.

Relaxandrinks Limited, as Secured Party

For and on behalf of Relaxandrinks Limited

By
Name:
Position:	Director
Address for notices: 201 Auchenbowie House, Auchenbowie, Stirling, Scotland, FK7 8HE United Kingdom

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EXHIBIT A

STOCK power

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto Relaxandrinks Limited (the “Secured Party”), a Private Limited Company incorporated in the United Kingdom, 5,400,000 ordinary shares of Ming Shing Group Holdings Ltd. (the “Company”) standing in the name of the undersigned on the books of the Company, reflects approximately 41.62% of the ordinary shares of the company held by the undersigned; and the undersigned does hereby irrevocably constitute and appoint the Secured Party as attorney to transfer such stock on the books of the Company with full power of substitution.

Dated:

By:
Name:	Chi Ming Lam

Witnessed:

By:
Name:

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